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                HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                      AND

                        HOUSTON LIGHTING & POWER COMPANY

                         NOTES TO FINANCIAL STATEMENTS


 (1)           GENERAL

               The interim financial statements and notes (Interim Financial Statements) contained in this Form 10-Q for the period ended March 31, 1997 (Form 10-Q) are unaudited and condensed. Certain notes and other information contained in the Combined Annual Report on Form 10-K (File Nos. 1-7629 and 1-3187) for the year ended December 31, 1996 (Form 10-K) of Houston Industries Incorporated (Company) and Houston Lighting & Power Company (HL&P) have been omitted in accordance with Rule 10-01 of Regulation S-X under the Securities Exchange Act of 1934. The information presented in the Interim Financial Statements should be read in combination with the information presented in the Form 10-K, including the financial statements and notes contained therein.

               The following notes to the financial statements of the Form 10-K (as updated by the notes contained in this Form 10-Q) are incorporated herein by reference: Note 1(b) (System of Accounts and Effects of Regulation), Note 1(n) (Nature of Operations),
               Note 1(o) (Use of Estimates), Note 1(p) (Long-Lived Assets),
               Note 2 (Jointly-Owned Nuclear Plant), Note 3 (Rate Matters),
               Note 11 (Commitments and Contingencies) and Note 16 (NorAm
               Merger).

(2)            NORAM MERGER

               In August 1996, the Company, HL&P and a newly formed Delaware subsidiary of the Company entered into an Agreement and Plan of Merger (Merger Agreement) with NorAm Energy Corp. (NorAm) under which the Company will merge into HL&P, and NorAm will merge into the newly-formed subsidiary. For information regarding the mergers (Merger), reference is made to the Form 10-K and the joint registration statement on Form S-4 filed by the Company and HL&P with the Securities and Exchange Commission (SEC) (Reg. No. 333-11329). Unless otherwise stated, the information in this Form 10-Q relates solely to the Company and HL&P without giving effect to the Merger.

               Under the Merger Agreement, each outstanding share of common stock of NorAm will be converted into the right to receive at the effective time of The Merger cash and/or common stock of HL&P (which will be renamed "Houston Industries Incorporated" after the Merger). Commencing on May 11, 1997, the cash consideration for each NorAm share ($16.00) will increase by two percent (simple interest) per quarter until the consummation of the Merger.





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               The closing of the Merger is subject to the satisfaction or waiver of various conditions in the Merger Agreement, including the obtaining of all required governmental consents. The Company and NorAm have received approvals from all state regulatory commissions and municipalities whose prior approval is required to close the Merger.

               In February 1997, the Federal Energy Regulatory Commission
               (FERC) issued an order directing NorAm Energy Services (NES), a subsidiary of NorAm engaged in the power marketing business, to set forth its views as to whether prior approval of the Merger by FERC may be required because of NES' jurisdictional status as a power marketer. In the alternative, FERC invited NES to submit an application for approval of the Merger under Section 203 of the Federal Power Act of 1935.

               On March 7, 1997, NES filed a response asserting that FERC lacked jurisdiction over the Merger. On March 27, 1997, without conceding FERC jurisdiction over the Merger, NES filed an application with FERC for approval of the Merger. In its merger policy statement, FERC indicated it intends to act on applications within 60 to 90 days after the closing of the applicable comment period where the proposed transaction does not adversely affect competition, rates or regulations. NES' application requests that FERC grant approval of the Merger within 60 days of the closing of the comment period (expected to occur on May 27, 1997) but, in any event, no later than August 1, 1997.

               On April 30, 1997, FERC issued an order asserting jurisdiction over the Merger and over similar transactions involving other power marketers. The Company and HL&P understand that NES intends to file a petition for rehearing of FERC's decision on or prior to May 30, 1997.

               In connection with the Merger, the Company and HL&P have filed with the SEC an application requesting an exemption from regulation as a registered public utility holding company under
               Section 3(a)(2) of the Public Utility Holding Company Act of 1935 (1935 Act). The SEC is considering the application. If the requested order is not granted, the Merger Agreement provides that NorAm and the Company would both be merged into HL&P, with HL&P being the surviving corporation. The primary difference resulting from this alternative merger structure is that NorAm would not be a subsidiary and all regulatory utility assets would be held within the same corporation. Under such circumstances, no public utility holding company would exist.

(3)            DEPRECIATION

               The Company and HL&P calculate depreciation using the straight-line method. The Company's depreciation expense for the first quarter of 1997 and 1996 was $90 million and $89
               million, respectively.   HL&P's depreciation expense for the
               first quarter of 1997 and 1996 was $90 million and $88 million, respectively.

(4)            RATE CASE PROCEEDINGS

               For information regarding the appeal of Docket No. 6668, an inquiry into the prudence of the planning and construction of the South Texas Project Electric Generating Station (South Texas Project), see Note 3(b) to the financial statements contained in the Form 10-K.





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(5)            CAPITAL STOCK

               Company. At March 31, 1997, and December 31, 1996, the Company had 400,000,000 authorized shares of common stock. As of such dates, 233,823,535 and 233,325,030 shares of common stock were outstanding, respectively. Outstanding common shares exclude
               (i) shares pledged to secure a loan to the Company's Employee Stock Ownership Plan (12,969,969 and 13,370,939 at March 31, 1997, and December 31, 1996, respectively) and (ii) shares repurchased by the Company under its common stock repurchase program and held as treasury shares (16,042,027 at March 31, 1997 and December 31, 1996).

               The Company calculates earnings per common share data by dividing its net income by the weighted average number of its common shares outstanding during the relevant period.

               The Financial Accounting Standards Board (FASB) recently issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." This new standard requires dual presentation of basic and diluted earnings per share on the face of the Statements of Consolidated Income and requires a reconciliation of the numerators and denominators of basic and diluted earnings per share calculations. The Company's current earnings per share calculation conforms to basic earnings per share. Diluted earnings per share are not expected to be materially different from basic earnings per share. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, earlier adoption is not permitted.

               HL&P. The Company owns all issued and outstanding shares of Class A voting common stock of HL&P. Houston Industries (Delaware) Incorporated, a wholly-owned subsidiary of the Company, owns all issued and outstanding shares of Class B non-voting common stock of HL&P. The financial statements do not include earnings per share data for HL&P because the common stock of HL&P is owned by the Company and its affiliates.

               On March 31, 1997 and December 31, 1996, HL&P had 10,000,000
               authorized shares of preferred stock. As of such dates, 354,397 and 1,604,397 shares of preferred stock were outstanding, respectively. For information regarding the redemption of certain series of HL&P's preferred stock in February 1997, see
               Note 7 to the Interim Financial Statements.

(6)            LONG-TERM DEBT

               In January 1997, the Brazos River Authority (BRA) and the Matagorda County Navigation District Number One (MCND) issued, on behalf of HL&P, $118 million aggregate principal amount of pollution control revenue bonds. The BRA and MCND bonds will mature in 2018 and 2028, respectively. HL&P used the proceeds from the sale of these securities to redeem all outstanding 7 7/8% BRA Series 1986A pollution control revenue bonds ($50 million) and 7 7/8% MCND Series 1986A pollution control revenue bonds ($68 million) at a redemption price of 102% of the aggregate principal amount of each series.

               The new bonds initially will bear interest at a floating daily rate. Subject to certain conditions, HL&P may change the method of determining the interest rate on the bonds to a daily, weekly, commercial paper or long-term interest rate. The bonds are subject to a mandatory tender for purchase upon certain events, including changes in the method of determining interest rates on the bonds. When a daily or weekly rate is in effect for the bonds, holders of the bonds of such issue have the option to have their bonds purchased at 100% of principal amount plus accrued interest to the date of purchase. Bonds tendered prior to maturity may be remarketed. Although it is anticipated that all bonds tendered will be purchased with proceeds from the subsequent offer and sale of the





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               tendered bonds, HL&P has entered into standby purchase
               agreements with commercial banks to provide approximately $120 million for the purchase of tendered bonds in the event that such proceeds are not available. Facility fees are payable in connection with these facilities.

               In January 1997, HL&P repaid upon maturity $40 million aggregate principal amount of its 5 1/4% first mortgage bonds. In March 1997, HL&P repaid upon maturity $150 million aggregate principal amount of its 7 5/8% first mortgage bonds.

(7)            HL&P OBLIGATED MANDATORILY REDEEMABLE TRUST SECURITIES

               In February 1997, two Delaware statutory business trusts (Trusts) established by HL&P issued (i) $250 million of preferred securities and (ii) $100 million of capital securities, respectively. The preferred securities have a distribution rate of 8.125%, a stated liquidation amount of $25 per preferred security and must be redeemed by March 2046. The capital securities have a distribution rate of 8.257%, a stated liquidation amount of $1,000 per capital security and must be redeemed by February 2037.

               The Trusts sold the preferred and capital securities to the public and used the proceeds to purchase $350 million aggregate principal amount of subordinated debentures (Debentures) from HL&P having interest rates corresponding to the distribution rates of the securities and maturity dates corresponding to the mandatory redemption dates of the securities. The Trusts are accounted for as wholly-owned consolidated subsidiaries of HL&P. The Debentures are the Trusts' principal assets. Proceeds from the sale of the Debentures were used by HL&P for general corporate purposes, including the repayment of short-term debt and the redemption of three series of HL&P's outstanding cumulative preferred stock at the following redemption prices, plus accrued dividends:

                                         Number of           Redemption Price
                      Series               Shares                   Per Share
                      -------              ------                   ---------
                       $6.72              250,000                   $102.51
                       $7.52              500,000                   $102.35
                       $8.12              500,000                   $102.25


               HL&P has fully and unconditionally guaranteed, on a subordinated basis, distributions and all other payments due on the preferred and capital securities.

               The preferred and capital securities are mandatorily redeemable upon the repayment of the related Debentures at their stated maturity or earlier redemption.

               Subject to certain limitations, HL&P has the option of deferring payments of interest on the Debentures held by the Trusts. If and for as long as payments on the Debentures have been deferred, or an event of default under the indenture relating thereto has occurred and is continuing, HL&P may not pay dividends on its capital stock.

(8)            SUBSEQUENT EVENTS

               In April 1997, HL&P redeemed all outstanding shares of its $9.375 cumulative preferred stock in satisfaction of mandatory sinking fund requirements.

               In April 1997, a subsidiary of Houston Industries Energy, Inc. (HI Energy) borrowed





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               $167.5 million under a five-year term loan facility. The
               proceeds of the loan, net of a $17.5 million debt reserve account established for the benefit of the lenders, were used to refinance a portion of the acquisition costs of Light-Servicos de Eletricidade S.A. (Light). The loan, which is non-recourse to the Company and HL&P, restricts payments of dividends if Light fails to meet certain financial covenants. The loan is secured by, among other things, a pledge of the shares of Light. HI Energy acquired an 11.35 percent interest in Light in May 1996 for $392 million.

               In February 1996, three Texas cities filed a lawsuit against HL&P and Houston Industries Finance, Inc., formerly a wholly-owned subsidiary of the Company, seeking recovery of unspecified damages relating to the alleged underpayment of municipal franchise fees. In April 1997, the plaintiffs amended their pleadings to assert damages alleged to exceed $250 million. The Company and HL&P believe that the lawsuit is without merit. The Company and HL&P cannot estimate a range of possible losses, if any, from this lawsuit, nor can any assurance be given as to its ultimate outcome. For additional information regarding this lawsuit, reference is made to Note 11(c) to the financial statements included in the Form 10-K, which Note is incorporated herein by reference.

               In May 1997, the Company sold in open market transactions 550,000 shares of Time Warner Inc. (Time Warner) common stock for approximately $25 million, representing an average sales price of $45.49 per share, net of fees and other commissions . For information regarding the Company's investment in Time Warner securities, see Notes 1(j) and 13 to the financial statements included in the Form 10-K.

(9)            INTERIM PERIOD RESULTS: RECLASSIFICATIONS

               The results of interim periods are not necessarily indicative of results expected for the year due to the seasonal nature of HL&P's business. In the opinion of management, the interim information reflects all adjustments (consisting only of normal recurring adjustments) necessary for a full presentation of the results for the interim periods. Certain amounts from the previous year have been reclassified to conform to the 1997 presentation of financial statements. Such reclassifications do not affect earnings.





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